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                               December 7, 2022

       Diego Cabrera Canay
       Chief Financial Officer
       DLocal Limited
       Dr. Luis Bonavita 1294
       Montevideo, Uruguay 11300


                                                        Re: DLocal Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed May 2, 2022
                                                            File No. 001-40451

       Dear Diego Cabrera Canay:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 4. Information on the Company
       B. Business Overview
       Overview, page 61

   1. You disclose the metric "net revenue retention" or "NRR" on page 64 and elsewhere in your filing. Please
revise your presentation of this metric to provide a clear definition of the metric and how it
is calculated, a statement indicating why the metric is useful to investors, and a
statement indicating how management uses the metric in managing or monitoring your
performance. Refer to SEC Release No. 33-10751.
 Diego Cabrera Canay
FirstName LastNameDiego Cabrera Canay
DLocal Limited
Comapany7,
December  NameDLocal
             2022       Limited
December
Page 2    7, 2022 Page 2
FirstName LastName
C. Organizational Structure
Our Corporate Reorganization, page 87

2. The number of your outstanding Class A and Class B shares as disclosed on pages 87 and
         120 are inconsistent with the number disclosed on page F-36 of your financial statements in Note 13. Please reconcile and revise these disclosures.
Item 5. Operating and Financial Review and Prospects
Key Business Metrics, page 88

3. When you present Adjusted EBITDA and/or Adjusted EBITDA margin here and elsewhere in your filings, please also present your IFRS profit and profit margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
Consolidated Financial Statements
5. Segment Reporting, page F-28

4. Revenues arise from operations in more than twenty countries where merchant customers are based. To the extent that revenues from external customers attributed to an individual foreign country are material, please separately disclose those revenues. In addition, also disclose non-current assets located in your country of domicile and in all other foreign countries in total. If assets in an individual country are material, those assets should also be separately disclosed. Refer to paragraphs 33(a) and (b) of IFRS 8.
14. Cash and Cash Equivalents, page F-38

5. Merchant client funds are included in cash and cash equivalents on your consolidated balance sheet and statements of cash flows. You state that these amounts correspond to freely available funds collected from merchant customers that can be invested in secure, liquid low-risk assets, until they are transferred to merchants in accordance with agreed conditions with them. Please explain the terms and conditions under which these funds are required to be transferred to merchants including the related timeframe over which the transfers must occur. Additionally, since it appears that you are holding these funds on behalf of your merchant clients, please explain why you believe it is appropriate to include them in cash and cash equivalents in your consolidated financial statements. Refer to paragraphs 6 and 7 of IAS 7.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Diego Cabrera Canay
DLocal Limited
December 7, 2022
Page 3

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-
3769 with any questions.



FirstName LastNameDiego Cabrera Canay                   Sincerely,
Comapany NameDLocal Limited
                                                        Division of Corporation
Finance
December 7, 2022 Page 3                                 Office of Trade &
Services
FirstName LastName